Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 15, 2009
Relating to Preliminary Prospectus Supplement dated June 15, 2009
Registration Statement No. 333-149583
Duncan Energy Partners L.P.
Pricing Term Sheet and Related Matters
8,000,000 Common Units

Issuer:	Duncan Energy Partners L.P.

Symbol:	DEP

Size:	$ 128,000,000

Units sold:	8,000,000 common units representing limited partner interests

Price to public:	$ 16.00 per common unit

Units outstanding after this offering:	57,676,987 common units representing limited partner interests

Net proceeds to DEP: (1)	$ 122,750,000

Option to purchase additional units:	1,200,000 common units

Trade date:	June 16, 2009

Closing date:	June 19, 2009

CUSIP:	265026104

Underwriters:	UBS Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
SMH Capital Inc.
Deutsche Bank Securities Inc.

(1)	Represents net proceeds after deducting underwriting discounts, commissions and estimated offering expenses payable by Duncan Energy Partners L.P., and taking into account reimbursement of certain expenses.
Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on June 15, 2009, UBS Securities LLC purchased, on behalf of the syndicate, 390,000 common units at an average price of $16.4801 per unit in stabilizing transactions.

Duncan Energy Partners L.P. previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on March 19, 2008. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Duncan Energy Partners L.P. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.
A copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained from the following addresses: UBS Investment Bank, Prospectus Dept., 299 Park Ave., New York, NY, 10171, or by calling toll-free (888) 827-7275; Barclays Capital, c/o Broadridge, Integrated Distribution Services, 1155 Long Island Ave., Edgewood, NY, 11717, or by calling toll-free (888) 603-5847 or by email at barclaysprospectus@broadridge.com; Citi, Brooklyn Army Terminal, Attention: Prospectus Delivery Dept., 140 58th Street, 8th floor, Brooklyn, NY, 11220, by email at batprospectusdept@citi.com or by calling toll-free (800) 831-9146; Morgan Stanley, Attention: Prospectus Dept., 180 Varick Street, 2nd floor, New York, NY, 10014, or by calling toll-free (866) 718-1649 or by email at prospectus@morganstanley.com; Wachovia Securities, Attention: Equity Syndicate Dept., 375 Park Ave., New York, NY, 10152, or by calling toll-free (800) 326-5897, or by email at equity.syndicate@wachovia.com.